================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                     QUALICON RETIREMENT AND SAVINGS PLAN
                           (FULL TITLE OF THE PLAN)

                     E. I. DU PONT DE NEMOURS AND COMPANY
                        1007 MARKET STREET WILMINGTON,
                                DELAWARE 19898
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)
================================================================================

                                  SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the Qualicon Retirement and Savings Plan has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                 QUALICON RETIREMENT
                                 AND SAVINGS PLAN

                                 Dated: June 28, 2001

                                 By: /s/ Helen S. Wagner
                                 -----------------------
                                 Helen S. Wagner
                                 Director of Finance and
                                 Chief Financial Member of the
                                 Administrative Committee formed
                                 under the Qualicon Retirement
                                 and Savings Plan

Qualicon
Retirement and Savings Plan
Index to Financial Statements and Supplemental Schedule
--------------------------------------------------------------------------------

                                                                                       Page(s)
Report of Independent Accountants                                                        1

Financial Statements

 Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999        2

 Statements of Changes in Net Assets Available for Benefits for the years ended
  December 31, 2000 and 1999                                                             3

 Notes to Financial Statements                                                         4 - 10

Supplemental Schedule*

 Schedule I: Schedule of Assets (Held at End of Year)                                    11

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Administrator and Participants
of the Qualicon Retirement and Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Qualicon Retirement and Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Philadelphia, PA
June 8, 2001

Qualicon
Retirement and Savings Plan
Statements of Net Assets Available for Benefits December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                                      2000          1999
Assets:
 Investments:
   Plan interest in DuPont and Related Companies
     Defined Contribution Plan Master Trust                                       $     98,753    $  39,203
   Company stock funds                                                                 166,269      149,835
   Mutual Funds                                                                        701,842      408,216
   Common/collective funds                                                              96,551       71,586
   Participant Loans                                                                    61,022       24,759
                                                                                  -------------  -----------
          Total investments                                                          1,124,437      693,599
 Receivables:
   Participants' contributions                                                          23,545       24,416
   Employer's contributions                                                              7,971        7,592
   Investment income                                                                       184           98
                                                                                  -------------  -----------
          Total receivables                                                             31,700       32,106
                                                                                  -------------  -----------
Net assets available for benefits                                                 $  1,156,137    $ 725,705
                                                                                  =============  ===========

  The accompanying notes are an integral part of these financial statements.

Qualicon
Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                                         2000             1999
Additions:
 Investment income:
   Net (depreciation) appreciation in fair value of investments                      $  (178,486)      $  79,464
   Interest and dividend income                                                           57,569          23,271
                                                                                     -----------      ----------
                                                                                        (120,917)        102,735
                                                                                     -----------      ----------
 Contributions:
   Participant                                                                           452,093         333,081
   Employer                                                                              103,170          83,483
                                                                                     -----------      ----------
                                                                                         555,263         416,564
                                                                                     -----------      ----------
        Total additions                                                                  434,346         519,299

Deductions:
   Benefits paid to participants                                                           3,914          11,855
                                                                                     -----------      ----------
     Net increase                                                                        430,432         507,444

Net assets available for benefits:
     Beginning of year                                                                   725,705         218,261
                                                                                     -----------      ----------
     End of year                                                                     $ 1,156,137      $  725,705
                                                                                     ===========      ==========

   The accompanying notes are an integral part of these financial statements.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

1. Description of the Plan

   The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General
   The Plan is a defined contribution plan covering substantially all employees of Qualicon (the "Company"), a wholly-owned subsidiary of E. I. du Pont de Nemours and Company ("DuPont"). The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and is supervised, administered, and interpreted by an administrative committee (the "Committee"). The Committee is comprised of the Vice President - Finance and Chief Financial Officer, the Vice President -Operations and Chief Technology Officer and such other individuals as the above-mentioned officers shall appoint, who may be, but need not be, employees of the Company. The designated trustee of the Plan is Merrill Lynch Trust Company of America ("Merrill Lynch").

   Contributions
   Participants authorize payroll deductions which are contributed to the Plan and credited to their individual accounts. The sum of the participant contributions both pre-tax and post-tax are limited to a maximum of 16% of a participant's earnings, as defined, in multiples of 1% and are credited to the Plan on a monthly basis in accordance with the payroll cycle of the Company. Participants may also contribute amounts representing rollovers from other eligible retirement plans. Contributions are subject to certain limitations.

   The Company makes matching contributions on a monthly basis in the amount of 50% of all participant contributions up to 6% of the participant's earnings, as defined. Company contributions are invested in accordance with the participant's investment elections. The Company, at its discretion, may also make an additional discretionary contribution. The Company did not make any discretionary contributions during the years ended December 31, 2000 and 1999.

   Participant Accounts
   Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Eligibility and Vesting
   Employees are eligible to participate in the Plan on the first day of their first full month of employment with the Company. Employees who join the Company from DuPont are immediately eligible to participate in the Plan. Participants are always 100% vested in their contributions and the employer's matching contribution plus actual earnings thereon.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

   Participant Loans
   Participants may borrow from their accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/(from) the investment fund from/(to) the Participant Loan Fund. Loan terms shall not exceed 5 years, unless the loan is for the purchase of a primary residence, then it shall not exceed 10 years. The loans are secured by the balance in the participant's account and bear interest at the average rate for secured personal loans then in effect at five banks selected by the Committee on the last working day of the month preceding the date on which the loan application was made. Principal and interest are paid ratably through payroll deductions.

   Payment of Benefits
   A participant may make three withdrawals in a calendar year, withdrawing all or a portion of his or her account balance, except the portion attributable to pre-tax contributions or allocated to the participant's loan account. If a participant is under age 59 1/2, a withdrawal may be made from the participant's pre-tax contributions and earnings account without penalty only if a financial hardship is demonstrated. Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings or Company contributions held for less than two years.

   If a participant's employment terminates due to the participant's death, total and permanent disability or retirement, the participant or the participant's beneficiary is entitled to receive the balance of all the participant's accounts as determined as of the valuation date coinciding with or immediately following the participant's termination of employment.

   Expenses of the Plan
   Reasonable expenses of administering the Plan, at the election of the Committee, may be paid by the Plan. For the years ended December 31, 2000 and 1999, the Company paid all administrative expenses of the Plan. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds, as the case may be.

2. Significant Accounting Policies

   Basis of Accounting
   The financial statements have been prepared on the accrual basis of accounting.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

   Investment Valuation and Income Recognition
   The investments of the Plan are carried at fair value, except for the Plan's interest in the DuPont and Related Companies Defined Contribution Plan Master Trust ("Master Trust"). The Plan's interest in the Master Trust relating to investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see
   Note 3). The Master Trust's investment contracts are fully benefit responsive and thus, are stated at contract value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value as determined by the trustee at year end. Company stock valued at quoted market prices as of year end. Participant loans are valued at cost which approximates fair value.

   Purchases and sales of investments are recorded on the trade-date. Dividend income is recorded on the ex-dividend date. Interest income is accrued when earned.

   Payment of Benefits
   Benefits are recorded when paid.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

   Reclassifications
   These financial statements reflect the reclassification of certain prior year investment amounts to conform to the current year presentation.

3. DuPont and Related Companies Defined Contribution Plan Master Trust

   On April 1, 1999, the Company and certain affiliates ("employers") entered into a Master Trust Agreement with Merrill Lynch ("Trustee") to establish a master trust to allow participation from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate and Aggressive portfolios. Prior to April 1, 1999, the Stable Value Fund and Asset Allocation Funds were separate investment options of the Plan. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees' savings and other contributions by the affiliate. The Plan's undivided interest in the Master Trust was .0019% and .00076% as of December 31, 2000 and 1999, respectively. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan's interest to the total fair value of the Master Trust investment funds.

   The Stable Value Fund is invested in guaranteed investment contracts, separate account portfolios, synthetic guaranteed investment contracts and money market funds. The crediting interest rates on investment contracts ranged from 5.83% to 8.50% for the year ended December 31, 2000 and from 5.41% to 9.60% for the year ended December 31, 1999. The blended rate of return was 6.72% in 2000 and 7.05% in 1999.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

  The crediting rates for certain investment contracts are reset annually and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rate resets.

  A synthetic guaranteed investment contract provides for a guaranteed return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of synthetic guaranteed investment contracts is $(61,031,076) and $60,029,739 at December 31, 2000 and 1999, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts is (greater than) or less than the value of the underlying assets.

  Assets of the Master Trust include:

                                                     2000              1999

  Investment contracts                        $ 5,134,555,882    $ 5,569,282,564
  Common/Collective Trust Funds                    25,007,540                  -
  Money Market Funds                               31,437,135         45,408,849
                                              ---------------    ---------------
     Total                                    $ 5,191,000,557    $ 5,614,691,413
                                              ===============    ===============

  Investments of the Master Trust that represent more than 5% of the assets of the Master Trust were as follows:

                                                          December 31,
                                               ---------------------------------
                                                    2000               1999
  Investment Contracts:
    Bankers Trust                                           -      $ 323,423,566
    Aetna Life and Annuity                      $ 356,648,682        335,052,829
    Peoples Security                              301,118,125        282,136,014
    CDC Financial                                 336,220,628        313,990,127
    Deutsche Bank (DUP-1)                         330,341,799        309,537,018
    Deutsche Bank (PIM-DUP-1)                     273,816,467        328,679,231
    Deutsche Bank (PIM-DUP-2)                     347,269,727
    JP Morgan (95-04)                             320,535,834        301,786,966
    JP Morgan (95-12)                             353,745,646        322,976,797
    Metropolitan Life                             412,600,984        387,590,206
    Union Bank of Switzerland                     416,151,942        389,800,804
    Peoples Security (BDA-0063-TR)                          -        334,215,802
    Principal Life                                280,402,889                  -
    Monumental Life Insurance Co.                 356,840,431                  -

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

   At December 31, 2000, the total assets of the Master Trust of $5,191,000,557 include participant investments in the Stable Value Fund of $5,144,944,410 and participant investments of $46,056,147 held by the Conservative, Moderate and Aggressive Allocation Funds. At December 31, 1999, the total Master Trust value of $5,614,691,413 included participant investments in the Stable Value Fund of approximately $5,573,930,424 and participant investments of approximately $40,760,989 held by the Conservative, Moderate and Aggressive Allocation Funds.

   Total investment income of the Master Trust for the years ended December 31, 2000 and 1999 was $353,329,080 and $366,044,652, respectively.

   New Accounting Pronouncements
   In June 1998, the Financial Accounting Standards Board issued SFAS No.133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

   SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management of the Plan has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on Audits of Employee Benefit Plans and Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS No. 133 will have on the Plan financial statements. The carrying value of those instruments is $4,001,503,657 and $3,994,653,926 at December 31, 2000 and
   1999, respectively.

   The actual impact on the Plan net assets available for benefits of adopting SFAS No. 133 will be made based on the derivative positions at the date of adoption.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

4.   Investments

     Investments that represent more than 5% of the net assets available for benefits as of December 31, 2000 and 1999 were as follows:

                                                     2000             1999
     DuPont Company Stock Fund                     $ 155,892       $  130,141
     Fidelity Magellan Fund                          119,265           58,867
     Janus Mercury Fund                               93,284           44,708
     Janus Enterprise Fund                            91,133                -
     Fidelity Growth & Income Fund Class A            78,224           64,789
     AIM Value Fund                                   59,765           39,507
     Merrill Lynch Equity Index TR Tier 6             58,010           38,349
     Master Trust                                     98,753           39,203

     During the years ended December 31, 2000 and 1999, the Plan's investments (depreciated) appreciated (including realized gains and losses) in value as follows:

                                                        2000              1999
     Company Stock Funds                             $  (26,834)        $ 15,111
     Mutual Funds                                      (147,267)          54,190
     Common /Collective Trust Fund                       (6,418)          10,163
     Master Trust                                         2,033                -
                                                     -----------        --------
     Net Unrealized (Depreciation) Appreciation      $ (178,486)        $ 79,464
                                                     ==========         ========

5.  Conoco, Inc. Class B Common Stock Fund

     On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont's 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont common stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants' accounts based upon their current investment elections. The balance of the Conoco Stock Fund was $10,377 and $19,694 at December 31, 2000 and 1999, respectively.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

6. Tax Status

   The Retirement and Savings Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service dated April 4, 2000 has been received by the Plan. This determination letter is applicable for the Plan adopted on May 20, 1998 and all amendments through inception. The Plan administrator and the Plan's ERISA counsel believe that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

7. Related Party Transactions

   Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. The Master Trust is managed by DuPont Capital Management and the Trustee. Therefore, transactions in these investments qualify as party-in-interest transactions which are exempt from prohibited transaction rules.

8. Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Qualicon                                                               Exhibit I
Retirement and Savings Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line I
As of December 31, 2000
--------------------------------------------------------------------------------

                                                                                                        Current
        Identity of Issue                                 Description of Investment                      Value
   Fidelity Low Priced Stock Fund                       Registered Investment Company              $    19,980
   Franklin Small Cap Growth Fund Class I               Registered Investment Company                   33,872
   Janus Enterprise Fund                                Registered Investment Company                   91,133
   Janus Mercury Fund                                   Registered Investment Company                   93,284
   Templeton Growth Fund                                Registered Investment Company                   37,100
   AIM Value Fund                                       Registered Investment Company                   59,765
   Fidelity Growth & Income Fund Class A                Registered Investment Company                   78,224
   MFS Total Return Fund                                Registered Investment Company                    3,212
*  Merrill Lynch Balanced Capital Fund Class A          Registered Investment Company                    2,250
*  Merrill Lynch Basic Value Fund Class A               Registered Investment Company                   21,184
   Mercury HW International Value Fund Class I          Registered Investment Company                   19,633
   Merc Global Holdings Fund Class I                    Registered Investment Company                      461
*  Merrill Lynch Growth Fund Class A                    Registered Investment Company                   24,175
   AIM Equity Constellation Fund                        Registered Investment Company                   21,101
   Franklin Balance Sheet Fund                          Registered Investment Company                   28,130
   Templeton Foreign Fund                               Registered Investment Company                   10,995
   Fidelity Magellan Fund                               Registered Investment Company                  119,265
   Fidelity Fund PV 1                                   Registered Investment Company                   19,671
   Fidelity Equity Income Fund                          Registered Investment Company                    4,708
   Franklin Custody Fund Income Growth                  Registered Investment Company                    9,243
   MFS Research Fund                                    Registered Investment Company                    4,456
   Barclays 3-Way                                       Common/Collective Trusts                        31,368
*  Merrill Lynch Small Capital Index CT Tier 2          Common/Collective Trusts                         2,024
*  Merrill Lynch Equity Index TR Tier 6                 Common/Collective Trusts                        58,010
*  Merrill Lynch International Index CT Tier 2          Common/Collective Trusts                         5,149
*  E. I. du Pont de Nemours and Company                 Company Stock Fund                             155,892
   Conoco Inc. Class B                                  Company Stock Fund                              10,377
*  Plan interest in the DuPont and Related
        Companies Defined Contribution Plan
        Master Trust ("Master Trust")                        Master Trust                               98,753
   Participant Loans                                     8.5% to 9.0%                                   61,022
                                                                                                   -----------
        Investment Total                                                                           $ 1,124,437
                                                                                                   -----------

 * Party-in-Interest